Oxford Glycosciences PLC
17 February 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan


17th February, 2003


                        Oxford GlycoSciences plc ('OGS')


OGS confirms that a number of parties, including Celltech Group plc, have requested information concerning OGS under Rule 20.2 of The City Code on Takeovers and Mergers. OGS has not received any proposal regarding a potential offer other than from Cambridge Antibody Technology Group plc.


Enquiries:


Oxford GlycoSciences
David Ebsworth, Chief Executive Officer              +44 1235 208 000
Denis Mulhall, Chief Financial Officer


Goldman Sachs International
Michael Hill                                         +44 20 7774 1000
Basil Geoghegan


Financial Dynamics (UK)
Tim Spratt                                           +44 207 831 3113
Melanie Toyne-Sewell


Financial Dynamics (US)
Leslie Wolf Creutzfeldt                              +1 212 850 5626
Deborah Arden Jones


Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or the contents of this announcement.


This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.


The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.